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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                           National Auto Credit, Inc.
           ----------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.05 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)



                                  6329000-10-6
           ----------------------------------------------------------
                                 (CUSIP Number)



                             Robert V. Cuddihy, Jr.
                           National Auto Credit, Inc.
                         555 Madison Avenue, 29th Floor
                            New York, New York 10022
                                 (212) 644-1400
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 15, 2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6329000-10-6

    ----------------------------------------------------------------------------

1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
    (entities only)             James J. McNamara
    ----------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
            --------------------------------------------------------------------
        (b)
            --------------------------------------------------------------------

3.  SEC Use Only

    ----------------------------------------------------------------------------

4.  Source of Funds (See Instructions)                     OO
                                       -----------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    ----------------------------------------------------------------------------

6.  Citizenship or Place of Organization       United States of America
                                         ---------------------------------------

Number of               7. Sole Voting Power                       2,647,675
Shares            --------------------------------------------------------------
Beneficially            8. Shared Voting Power                         -0-
Owned by          --------------------------------------------------------------
Each                    9. Sole Dispositive Power                  2,647,675
Reporting         --------------------------------------------------------------
Person With            10. Shared Dispositive Power                    -0-
    ----------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person   2,647,675
    ----------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    ----------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)       29.48%
    ----------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)               IN
    ----------------------------------------------------------------------------

CUSIP NO. 6329000-10-6                                                    Page 3



This Amendment No. 3 amends the Schedule 13D originally filed on February 25, 2002, by James J. McNamara (the "Reporting Person"), as amended by Amendment No. 1 filed on April 26, 2002 and by Amendment No. 2 filed on August 6, 2002, which related to the common stock, par value $.05 per share (the "Common Stock"), of National Auto Credit, Inc., a Delaware corporation. The purpose of Amendment No. 3 is to amend Items 3 and 5 with respect to the acquisition of beneficial ownership of additional shares by the Reporting Person.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

250,000 options to purchase Common Stock, exercisable at $0.664 per share, held by the reporting person are expected to vest on December 15, 2002. Such options were granted to the Reporting Person on December 15, 2000.

In accordance with Rule 13d-3(d)(1), the Reporting Person is deemed to have acquired beneficial ownership of the shares underlying such options sixty days in advance of the date on which such options become exercisable. No funds have been or will be expended in connection with such vesting. If such options are exercised, it is expected that the funds for such exercise will be entirely provided from the Reporting Person's personal funds. However, if the Reporting Person elects to exercise any of such options, the Reporting Person reserves the right to use funds from any source available to him at such time.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 2,647,675 shares of the Common Stock, representing 29.48% of the class. These securities consist of:
         1,897,675 shares of Common Stock, vested options to purchase 500,000 shares of Common Stock and 250,000 options to purchase Common Stock that are expected to vest on December 15, 2002. Each of the foregoing options is exercisable at $0.664 per share for ten years from December 15, 2000.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of such shares, except that the Reporting Person does not have and will not have such power with respect to the 250,000 that are expected to vest on December 15, 2002 until they vest on such date.

(c) Except as disclosed in Item 3, the Reporting Person has not made any transactions in the Common Stock during the past sixty days.

(d)      None.

(e)      Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: October 14, 2002



                                                    /s/ James J. McNamara
                                               ---------------------------------
                                                      James J. McNamara